African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

82-1856

04024496

April 12, 2004

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

To Whom It May Concern:

RE: African Metals Corporation (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on April 12, 2004. This release was sent to the TSX Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

AFRICAN METALS CORPORATION

Jennifer Nestoruk
Corporate Secretary

/jn
enclosure

4/22

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

FOR IMMEDIATE RELEASE

April 12, 2004
12g3-2(b) Exemption #82-1856
Trading Symbol: AFR

Preliminary Results of Exploration Program on Kenieba Nord and Kenieba Sud Diamond Concessions

Possible New Kimberlite in Batama Nord-Ouest Area

VANCOUVER, BC – Willis W. Osborne, Chief Executive Officer of African Metals Corporation, is pleased to announce the preliminary results of the exploration program on the two diamond concessions, Kenieba Nord and Keniba Sud which cover 15 known kimberlites and where 7 diamonds between 34 and 232 carats have previously been found. Eight areas were chosen for work within the concessions based on a study of prior aeromagnetic and heavy mineral sampling data. The program was run jointly by Mr. Carl G. Verley, P.Geo., an Independent Qualified Person as defined by National Instrument 43-101, and Mr. Mamadou Keita, M.Sc. Geo., who is a Director of the Company.

Fanson Area: Follow up of aeromagnetic anomalies. Completed ground magnetic survey and heavy mineral sampling. Diamond indicator minerals found over Fanson kimberlite. Grid needs to be extended north to cover other aeromagnetic anomalies.

Batama Nord-Ouest: Follow up of aeromagnetic anomaly. Ground magnetic survey and heavy mineral sampling completed. A magnetic anomaly coincident with diamond indicator minerals is strong evidence for the existence of a kimberlite. Test pits will be dug in May – June.

Batama Nord-Est: Follow up of a heavy mineral anomaly. Completed a ground magnetic survey. A narrow magnetic anomaly identified. Need to complete a heavy mineral survey.

Sansanto Area: Follow up of aeromagnetic highs close to site of discovery of some of the large diamonds. A ground magnetic survey and heavy mineral sampling were carried out over only two lines. Further magnetic and heavy mineral work required to completely define anomalous area.

Kenieba Sud-Ouest: A 0.45 carat diamond was recently discovered in this area. A ground magnetometer was run over test lines, and heavy mineral sampling was completed here. No obvious magnetic anomalies and no heavy mineral anomalies were found. A very basic dyke was located and will be identified.